Exhibit 99.2

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2018 and 2017
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at June 30,	As at March 31,
	Notes	2018	2018
ASSETS
Current Assets
Cash and cash equivalents	19	$72,869	$49,199
Short-term investments		41,949	56,910
Trade and other receivables		480	676
Inventories		13,304	11,018
Due from a related party	11	19	11
Income tax receivable		-	534
Prepaids and deposits		5,283	4,456
		133,904	122,804

Non-current Assets
Long-term prepaids and deposits		1,015	954
Reclamation deposits		5,431	5,712
Investment in an associate	3	37,191	38,001
Other investments	4	6,108	6,132
Plant and equipment	5	68,105	71,211
Mineral rights and properties	6	222,862	232,080
TOTAL ASSETS		$474,616	$476,894

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$30,044	$25,198
Bank loan	7	4,541	-
Deposits received		2,953	6,806
Income tax payable		2,215	303
		39,753	32,307

Non-current Liabilities
Deferred income tax liabilities		32,175	33,310
Environmental rehabilitation		12,563	13,098
Total Liabilities		84,491	78,715

Equity
Share capital		229,416	228,729
Share option reserve		14,961	14,690
Reserves		25,409	25,409
Accumulated other comprehensive loss	9	(39,500)	(25,875)
Retained earnings		95,109	86,283
Total equity attributable to the equity holders of the Company		325,395	329,236

Non-controlling interests	10	64,730	68,943
Total Equity		390,125	398,179

TOTAL LIABILITIES AND EQUITY		$474,616	$476,894
Commitments and contingencies	18

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended June 30,
	Notes	2018	2017

Sales	17(c)	$45,125	$39,697
Cost of sales
Production costs		14,277	14,109
Mineral resource taxes		1,249	1,111
Depreciation and amortization		4,748	4,472
		20,274	19,692
Gross profit		24,851	20,005

General and administrative	12	4,472	4,570
Government fees and other taxes	13	802	841
Foreign exchange (gain) loss		(788)	1,615
Loss on disposal of plant and equipment	5	10	170
Gain on disposal of NSR		-	(4,320)
Share of loss in associate	3	279	244
Other expense (income)		63	(181)
Income from operations		20,013	17,066

Finance income	14	796	574
Finance costs	14	(134)	(105)
Income before income taxes		20,675	17,535

Income tax expense	15	6,498	4,021
Net income		$14,177	$13,514

Attributable to:
Equity holders of the Company		$10,921	$10,937
Non-controlling interests	10	3,256	2,577
		$14,177	$13,514

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.07	$0.07
Diluted earnings per share		$0.06	$0.06
Weighted Average Number of Shares Outstanding - Basic		167,263,945	167,890,187
Weighted Average Number of Shares Outstanding - Diluted		170,230,705	169,784,602

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2018	2017

Net income		$14,177	$13,514
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(17,114)	6,219
Share of other comprehensive income (loss) in associate	3	259	(5)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	92	(194)

Other comprehensive (loss) income, net of taxes		$(16,763)	$6,020

Attributable to:
Equity holders of the Company		$(13,625)	$5,197
Non-controlling interests	10	(3,138)	823
		$(16,763)	$6,020
Total comprehensive (loss) income		$(2,586)	$19,534

Attributable to:
Equity holders of the Company		$(2,704)	$16,134
Non-controlling interests		118	3,400
		$(2,586)	$19,534

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2018	2017
Cash provided by
Operating activities
Net income		$14,177	$13,514
Add (deduct) items not affecting cash:
Finance costs	14	134	105
Depreciation, amortization and depletion		5,053	4,752
Share of loss (income) in associate	3	279	244
Gain on disposal of NSR		-	(4,320)
Income tax expense	15	6,498	4,021
Finance income	14	(796)	(574)
Loss on disposal of plant and equipment	5	10	170
Share-based compensation	8(b)	456	403
Reclamation		(4)	(4)
Income taxes paid		(3,088)	(4,137)
Interest received		796	574
Changes in non-cash operating working capital	19	(2,367)	2,144
Net cash provided by operating activities		21,148	16,892

Investing activities
Mineral rights and properties
Capital expenditures		(5,729)	(5,911)
Plant and equipment
Additions		(1,221)	(1,211)
Proceeds on disposals	5	27	-
Net redemption (purchases) of short-term investments		13,262	(3,704)
Net cash used in investing activities		6,339	(10,826)

Financing activities
Bank loan
Proceeds	7	4,527	-
Non-controlling interests
Distribution	10	(3,329)	(4,891)
Cash dividends distributed	8(c)	(2,095)	(1,679)
Proceeds from issuance of common shares		502	3
Net cash used in financing activities		(395)	(6,567)
Effect of exchange rate changes on cash and cash equivalents		(3,422)	1,798

Increase in cash and cash equivalents		23,670	1,297

Cash and cash equivalents, beginning of the period		49,199	73,003
Cash and cash equivalents, end of the period		$72,869	$74,300
Supplementary cash flow information	19

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other	Total equity attributable		Non-
		Number of		option		comprehensive	Retained	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	earnings	the Company	interests	Total equity
Balance, April 1, 2017		167,889,636	$232,155	$13,325	$25,409	$(50,419)	$42,651	$263,121	$54,814	$317,935
Options exercised		2,387	4	(1)	-	-	-	3	-	3
Share-based compensation		-	-	403	-	-	-	403	-	403
Dividends declared		-	-	-	-	-	(1,679)	(1,679)	-	(1,679)
Comprehensive income		-	-	-	-	5,197	10,937	16,134	3,400	19,534
Balance, June 30, 2017		167,892,023	$232,159	$13,727	$25,409	$(45,222)	$51,909	$277,982	$58,214	$336,196
Options exercised		854,633	747	(200)	-	-	-	547	-	547
Share-based compensation		-	-	1,163	-	-	-	1,163	-	1,163
Dividends declared		-	-	-	-	-	(1,683)	(1,683)	-	(1,683)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(2,917)	(2,917)
Common shares repurchased as part of normal course issuer bid		(1,717,100)	(4,177)	-	-	-	-	(4,177)	-	(4,177)
Comprehensive income		-	-	-	-	19,347	36,057	55,404	13,646	69,050
Balance, March 31, 2018		167,029,556	$228,729	$14,690	$25,409	$(25,875)	$86,283	$329,236	$68,943	$398,179
Options exercised		651,457	687	(185)	-	-	-	502	-	502
Share-based compensation	8(b)	-	-	456	-	-	-	456	-	456
Dividends declared	8(c)	-	-	-	-	-	(2,095)	(2,095)	-	(2,095)
Distribution to non-controlling interests	10	-	-	-	-	-	-	-	(3,329)	(3,329)
Disposition of non-controlling interests upon wound-up of a subsidiary	10	-	-	-	-	-	-	-	(1,002)	(1,002)
Comprehensive (loss) income		-	-	-	-	(13,625)	10,921	(2,704)	118	(2,586)
Balance, June 30, 2018		167,681,013	$229,416	$14,961	$25,409	$(39,500)	$95,109	$325,395	$64,730	$390,125

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and NYSE American Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

Operating results for the three months ended June 30, 2018, are not necessarily indicative of the results that may be expected for the year ending March 31, 2019.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2018. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2018 except for the following:

IFRS 9 (2014) – Financial Instruments (amended 2014)

On April 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 – Financial Instruments, the final version issued in 2014 by IASB (“IFRS 9 2014”). As the Company has applied IFRS 9 (2010) effective April 1, 2011, the adoption of IFRS 9 (2014) has no impact on the classification or the carrying value of the Company’s financial instruments. IFRS 9 (2014) introduced a single expected credit loss impairment model for the financial assets measured at amortized cost and for debt instrument at fair value through other comprehensive income, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements. IFRS 9 (2014) change the requirements for hedge effectiveness and consequently for the application of hedge accounting. As the Company does not apply hedge accounting, the adoption of IFRS 9 (2014) with regards to hedge accounting did not impact the Company or its accounting policies.

IFRS 15 – Revenue from contracts with customers

On April 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its concentrate sales under the new standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new pricing terms are not significant and does not constrain the recognition of revenue.

The company concluded after review of its revenue streams and underlying contracts with customers that the adoption of IFRS 15 has no material impact on the Company’s financial statements.

Other narrow scope amendments

The Company has adopted IFRIC interpretation 22 – Foreign currency transaction and advanced consideration, and narrow scope amendments to IFRS 2 – Share-based payment, which did not have a material impact on the Company’s financial statements.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on August 8, 2018.

(b)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	June 30,	March 31,
Name of subsidiaries	Principal activity	incorporation	2018	2018	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying Mining District
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

(c)	Accounting standards issued but not yet in effect

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace Leases (“IAS 17”) and determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company anticipates that the application of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months on the Consolidated Statements of Financial Position on April 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these rights of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows on the Consolidated Statements of Cash Flows. The Company expects to identify and collect data relating to existing lease agreements during Fiscal 2019.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at June 30, 2018, the Company owned 39,280,900 common shares (March 31, 2018 – 39,280,900) of NUAG, representing an ownership interest of 29.8% (March 31, 2018 – 29.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2017	10,806,300	8,517	8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(700)
Share of other comprehensive income		461
Impairment recovery		4,714
Dilution gain		822
Foreign exchange impact		326
Balance March 31, 2018	39,280,900	$38,001	$50,266
Share of net loss		(279)
Share of other comprehensive income		259
Foreign exchange impact		(790)
Balance June 30, 2018	39,280,900	$37,191	$49,220

4.	OTHER INVESTMENTS

	June 30, 2018	March 31, 2018

Equity investments designated as FVTOCI

Publicly-traded companies	$6,108	$6,132

Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. As of June 30, 2018, none of the investments held by the Company represented more than 10% of the respective interest of investees.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The continuity of such investments is as follow:

		Accumulated fair value change
	Fair value	included in OCI
April 1, 2017	$1,207	$(6,233)
Change in fair value on equity investments designated as FVTOCI	378	378
Equity investments received as consideration for disposal of NSR	4,320
Impact of foreign currency translation	227
March 31, 2018	$6,132	$(5,855)
Change in fair value on equity investments designated as FVTOCI	92	92
Impact of foreign currency translation	(116)	-
June 30, 2018	$6,108	$(5,760)

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2017	$94,484	$5,964	$26,352	$6,131	$2,143	$135,074
Additions	1,497	1,156	1,084	559	1,540	5,836
Disposals	(246)	(194)	(298)	(515)	-	(1,253)
Reclassification of asset groups(1)	344	-	4	-	(348)	-
Impact of foreign currency translation	9,086	829	2,271	555	267	13,008
Balance as at March 31, 2018	$105,165	$7,755	$29,413	$6,730	$3,602	$152,665
Additions	95	88	541	378	883	1,985
Disposals	(31)	(1)	(23)	(26)	-	(81)
Reclassification of asset groups(1)	48	-	-	-	(48)	-
Impact of foreign currency translation	(5,240)	(350)	(1,501)	(350)	(210)	(7,651)
Ending balance as at June 30, 2018	$100,037	$7,492	$28,430	$6,732	$4,227	$146,918

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2017	$(42,706)	$(4,666)	$(17,520)	$(4,928)	$(53)	$(69,873)
Disposals	68	175	208	440	-	891
Depreciation and amortization	(3,180)	(438)	(1,643)	(390)	-	(5,651)
Impact of foreign currency translation	(4,198)	(383)	(1,768)	(467)	(5)	(6,821)
Balance as at March 31, 2018	$(50,016)	$(5,312)	$(20,723)	$(5,345)	$(58)	$(81,454)
Disposals	5	1	12	26	-	44
Depreciation and amortization	(829)	(139)	(434)	(82)	-	(1,484)
Impact of foreign currency translation	2,512	233	1,063	270	3	4,081
Ending balance as at June 30, 2018	$(48,328)	$(5,217)	$(20,082)	$(5,131)	$(55)	$(78,813)

Carrying amounts
Balance as at March 31, 2018	$55,149	$2,443	$8,690	$1,385	$3,544	$71,211
Ending balance as at June 30, 2018	$51,709	$2,275	$8,348	$1,601	$4,172	$68,105

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Carrying amounts as at June 30, 2018	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$35,032	$2,367	$13,243	$1,067	$51,709
Office equipment	1,907	41	162	165	2,275
Machinery	5,497	307	2,412	132	8,348
Motor vehicles	1,452	30	105	14	1,601
Construction in progress	2,304	1,868	-	-	4,172
Total	$46,192	$4,613	$15,922	$1,378	$68,105

Carrying amounts as at March 31, 2018	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$37,432	$2,527	$14,039	$1,151	$55,149
Office equipment	2,053	46	168	176	2,443
Machinery	5,649	339	2,652	50	8,690
Motor vehicles	1,270	33	80	2	1,385
Construction in progress	1,529	1,966	49	-	3,544
Total	$47,933	$4,911	$16,988	$1,379	$71,211

During the three months ended June 30, 2018, certain plant and equipment were disposed for proceeds of $27 (three months ended June 30, 2017 - $nil) and loss of $10 (three months ended June 30, 2017 – loss of $170).

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2017	$234,847	$63,746	$103,202	$19,906	$174	$421,875
Capitalized expenditures	20,125	14	323	231	-	20,693
Environmental rehabiliation	(589)	(52)	(36)	(17)	-	(694)
Foreign currecy translation impact	23,351	1,346	9,755	1,904	6	36,362
Balance as at March 31, 2018	$277,734	$65,054	$113,244	$22,024	$180	$478,236
Capitalized expenditures	6,012	31	466	84	-	6,593
Foreign currecy translation impact	(14,056)	(773)	(5,632)	(1,102)	(4)	(21,567)
Ending balance as at June 30, 2018	$269,690	$64,312	$108,078	$21,006	$176	$463,262

Impairment and accumulated depletion
Balance as at April 1, 2017	$(64,157)	$(56,891)	$(74,547)	$(19,906)	$(174)	$(215,675)
Depletion	(12,196)	-	(1,837)	-	-	(14,033)
Foreign currecy translation impact	(6,746)	(693)	(7,111)	(1,892)	(6)	(16,448)
Balance as at March 31, 2018	$(83,099)	$(57,584)	$(83,495)	$(21,798)	$(180)	$(246,156)
Depletion	(3,544)	-	(618)	-	-	(4,162)
Foreign currecy translation impact	4,276	398	4,153	1,087	4	9,918
Ending balance as at June 30, 2018	$(82,367)	$(57,186)	$(79,960)	$(20,711)	$(176)	$(240,400)

Carrying amounts
Balance as at March 31, 2018	$194,635	$7,470	$29,749	$226	$-	$232,080
Ending balance as at June 30, 2018	$187,323	$7,126	$28,118	$295	$-	$222,862

7.	BANK LOAN

Total
Balance, April 1, 2018	$-
Addition	4,527
Interest accrued	10
Foreign exchange impact	4
Balance, June 30, 2018	$4,541

On June 14, 2018, the Company's 77.5% owned subsidiary Henan Found borrowed a loan of $4,527 (RMB ¥30 million) from Bank of China. The loan bears Chinese prevailing loan prime interest rate plus four basis

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

points per annum and matures on June 14, 2019. As of June 30, 2018, the Chinese prevailing loan prime interest rate was 4.35%. For the three months ended June 30, 2018, interest of $10 (three months ended June 30, 2017 - $nil) was accrued and expensed through finance costs (see note 14).

8.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2018 were fully paid.

(b)	Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2017	7,679,507	$1.97
Option granted	2,192,500	3.30
Options exercised	(857,020)	0.81
Options forfeited	(195,626)	3.00
Options expired	(672,562)	5.25
Balance, March 31, 2018	8,146,799	$2.15
Options exercised	(651,457)	1.00
Options forfeited	(27,825)	3.39
Options expired	(130,375)	3.25
Balance, June 30, 2018	7,337,142	2.23

For the three months ended June 30, 2018, a total of $456 (three months ended June 30, 2017 - $403) in share-based compensation expense was recognized and included in the general and administrative expenses on the condensed consolidated interim statements of income.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information about stock options outstanding at June 30, 2018:

					Weighted
		Weighted average	Weighted	Number of	average
	Number of options	remaining	average	options	exercise
Exercise price in outstanding at June		contractual life	exercise price	exercisable at	price in
CAD$	30, 2018	(Years)	in CAD$	June 30, 2018	CAD$
$0.66	1,853,880	0.50	$0.66	1,853,880	0.66
$1.43	1,360,938	1.92	$1.43	1,360,938	1.43
$1.75	340,375	0.91	$1.75	340,375	1.75
$1.76	231,575	1.29	$1.76	200,670	1.76
$2.98	119,437	0.56	$2.98	119,437	2.98
$3.23	1,062,500	2.70	$3.23	-	-
$3.36	1,050,000	2.26	$3.36	255,000	3.36
$3.41	255,437	0.20	$3.41	255,437	3.41
$3.63	890,000	1.55	$3.63	445,000	3.63
$4.34	143,000	1.22	$4.34	107,250	4.34
$5.58	30,000	1.65	$5.58	15,000	5.58
$0.66 - 5.58	7,337,142	1.52	$2.23	4,952,987	$1.69

Subsequent to June 30, 2018, a total of 198,599 options with exercise prices ranging from CAD$0.66 to CAD$3.63 were exercised and 86,250 options with exercise prices ranging from CAD$1.76 to CAD$3.63 were cancelled.

(c)	Cash dividends declared

During the three months ended June 30, 2018, dividends of $2,095 (three months ended June 30, 2017 -$1,679) were declared and paid.

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	June 30, 2018	March 31, 2018
Change in fair value on equity investments designated as FVTOCI	$(37,416)	$(37,508)
Share of other comprehensive loss in associate	540	281
Currency translation adjustment	(2,624)	11,352
Balance, end of the period	$(39,500)	$(25,875)

The unrealized loss on equity investments designated as FVTOCI, share of other comprehensive loss in associate and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2017	$53,812	$4,084	$3,664	$(2,848)	$(3,898)	$54,814
Share of net income (loss)	10,230	1,313	(374)	341	392	11,902
Share of other comprehensive income (loss)	4,476	512	242	(38)	(48)	5,144
Distributions	(2,917)	-	-	-	-	(2,917)
Balance, March 31, 2018	$65,601	$5,909	$3,532	$(2,545)	$(3,554)	$68,943
Share of net income (loss)	2,902	355	(96)	121	(26)	3,256
Share of other comprehensive (loss) income	(2,963)	(226)	(144)	175	20	(3,138)
Distributions	(2,313)	(1,016)	-	-	-	(3,329)
Disposition upon wound-up of a subsidiary	-	-	-	(1,002)	-	(1,002)
Balance, June 30, 2018	$63,227	$5,022	$3,292	$(3,251)	$(3,560)	$64,730

As at June 30, 2018, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”) is the 17.5% equity interest holder of Henan Found. During the three months ended June 30, 2018, Henan Found declared and paid dividends of $1,804 to Henan Non-ferrous (three months ended June 30, 2017 – $3,804).

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the three months ended June 30, 2018, Henan Found declared and paid dividends of $509 to Henan Xinxiangrong (three months ended June 30, 2017 – $1,087).

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three months ended June 30, 2018, Henan Huawei declared and paid dividends of $1,016 to Henan Xinhui (three months ended June 30, 2017 – $nil).

11.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

(a)	Transactions with NUAG

Due from a related party	June 30, 2018	March 31, 2018
NUAG (a)	$19	$11

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three months ended June 30, 2018, the Company recovered $82 (three months ended June 30, 2017 - $110) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

(b)	Transactions with key management personnel

The Company has identified its directors and senior officers as its key management personnel as they have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The compensation costs for key management personnel, including the grant date fair value for options granted to key management personnel and fees paid or payable to company controlled by key management personnel, were as follows:

	Three Month ended June 30,
	2018	2017
Salaries and bonuses	$419	$404

12.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended June 30,
General and administrative	2018	2017
Office and administrative expenses	$1,458	$1,208
Amortization and depreciation	305	280
Salaries and benefits	2,142	2,192
Share-based compensation	456	403
Professional fees	111	487
	$4,472	$4,570

13.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended June 30,
	2018	2017
Government fees	$105	$255
Other taxes	697	586
	$802	$841

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30,
Finance income	2018	2017
Interest income	$796	$574

	Three months ended June 30,
Finance costs	2018	2017
Interest on bank loan	$10	$-
Unwinding of discount of environmental rehabilitation provision	124	105
	$134	$105

15.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended June 30,
Income tax expense	2018	2017
Current	$5,949	$3,227
Deferred	549	794
	$6,498	$4,021

16.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at June 30, 2018 and March 31, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$72,869	$-	$-	$72,869
Investments in publicly traded companies	6,108	-	-	6,108

	Fair value as at March 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,199	$-	$-	$49,199
Investments in publicly traded companies	6,132	-	-	6,132

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2018 and March 31, 2018, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during the three months ended June 30, 2018 and 2017.

(a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2018				March 31, 2018
	Within a year	2-3 years	4-5 years	Total	Total
Bank loan	$4,541	$-	$-	$4,541	$-
Accounts payable and accrued liabilities	30,044	-	-	30,044	25,198

(b)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

	June 30, 2018	March 31, 2018
Financial assets denominated in U.S. Dollars	$36,263	$27,256

As at June 30, 2018, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $3.6 million.

(c)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at June 30, 2018, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding bank loan is subject to Chinese prevailing loan prime interest rate plus four basis points. If the prime interest rate was increased (decreased) by 1%, interest expenses would be increased (decreased) by approximately $0.5 million per annum. However, the Company does not believe there is significant interest rate risk as the Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last three years.

(d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at June 30, 2018. There were no amounts in other receivables which were past due at June 30, 2018 (at March 31, 2018 - $nil) for which no provision is recognized.

(e)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2018, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $610.

17.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and BVI's holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

(a)	Segmented information for assets and liabilities are as follows:

June 30, 2018
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$80,669	$1,562	$10,574	$665	$3,672	$36,762	$133,904
Plant and equipment	46,192	4,613	15,922	225	1,028	125	68,105
Mineral rights and properties	187,323	7,126	28,118	295	-	-	222,862
Investment in an associate	-	-	-	-	-	37,191	37,191
Other investments	-	-	-	4,935	-	1,173	6,108
Reclamation deposits	5,271	-	152	-	-	8	5,431
Long-term prepaids and deposits	334	103	415	163	-	-	1,015
Total assets	$319,789	$13,404	$55,181	$6,283	$4,700	$75,259	$474,616

Current liabilities	$28,498	$1,566	$5,179	$2,503	$179	$1,828	$39,753
Deferred income tax liabilities	31,212	963	-	-	-	-	32,175
Environmental rehabilitation	10,483	949	850	281	-	-	12,563
Total liabilities	$70,193	$3,478	$6,029	$2,784	$179	$1,828	$84,491

March 31, 2018
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$82,567	$1,833	$7,911	$699	$1,574	$28,220	$122,804
Plant and equipment	47,933	4,911	16,988	137	1,104	138	71,211
Mineral rights and properties	194,635	7,470	29,749	226	-	-	232,080
Investment in an associate	-	-	-	-	-	38,001	38,001
Other investments	-	-	-	4,863	-	1,269	6,132
Reclamation deposits	5,544	-	160	-	-	8	5,712
Long-term prepaids and deposits	311	108	325	210	-	-	954
Total assets	$330,990	$14,322	$55,133	$6,135	$2,678	$67,636	$476,894

Current liabilities	$22,419	$1,652	$3,485	$2,745	$474	$1,532	$32,307
Deferred income tax liabilities	32,382	928	-	-	-	-	33,310
Environmental rehabilitation	10,929	989	887	293	-	-	13,098
Total liabilities	$65,730	$3,569	$4,372	$3,038	$474	$1,532	$78,715

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Segmented information for operating results are as follows:

Three months ended June 30, 2018
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$36,967	$-	$8,158	$-	$-	$-	$45,125
Cost of sales	(15,336)	-	(4,938)	-	-	-	(20,274)
Gross profit	21,631	-	3,220	-	-	-	24,851

Operating (expenses) income	(1,976)	(205)	(693)	(112)	(381)	(1,471)	(4,838)
Finance items, net	166	(29)	20	(3)	54	454	662
Income tax expenses	(4,942)	(85)	-	-	(1)	(1,470)	(6,498)
Net income (loss)	$14,879	$(319)	$2,547	$(115)	$(328)	$(2,487)	$14,177

Attributable to:
Equity holders of the Company	11,622	(223)	2,426	(89)	(328)	(2,487)	10,921
Non-controlling interests	3,257	(96)	121	(26)	-	-	3,256
Net income (loss)	$14,879	$(319)	$2,547	$(115)	$(328)	$(2,487)	$14,177

(1) Hunan's BYP project was placed on care and maintenance in August 2014;

Three months ended June 30, 2017
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$31,757	$-	$7,940	$-	$-	$-	$39,697
Cost of sales	(14,123)	-	(5,569)	-	-	-	(19,692)
Gross profit	17,634	-	2,371	-	-	-	20,005
Operating (expenses) income	(2,014)	(148)	(662)	4,249	(262)	(4,102)	(2,939)
Finance items, net	(12)	(19)	(3)	(1)	64	440	469
Income tax expenses	(4,004)	(17)	-	-	-	-	(4,021)
Net income (loss)	$11,604	$(184)	$1,706	$4,248	$(198)	$(3,662)	$13,514
Attributable to:
Equity holders of the Company	9,032	(129)	1,629	4,265	(198)	(3,662)	10,937
Non-controlling interests	2,572	(55)	77	(17)	-	-	2,577
Net income (loss)	$11,604	$(184)	$1,706	$4,248	$(198)	$(3,662)	$13,514

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Sales by metal

The sales generated for the three months ended June 30, 2018 and 2017 was all earned in China and is comprised of:

	Three months ended June 30, 2018
	Henan Luoning	Guangdong	Total
Silver (Ag)	$18,350	$1,473	$19,823
Gold (Au)	692	-	692
Lead (Pb)	15,275	1,776	17,051
Zinc (Zn)	2,516	4,896	7,412
Other	134	13	147
	$36,967	$8,158	$45,125

	Three months ended June 30, 2017
	Henan Luoning	Guangdong	Total
Silver (Ag)	$18,204	$1,979	$20,183
Gold (Au)	959	-	959
Lead (Pb)	11,647	1,801	13,448
Zinc (Zn)	739	3,942	4,681
Other	208	218	426
	$31,757	$7,940	$39,697

(d)	Major customers

For the three months ended June 30, 2018, three major customers (three months ended June 30, 2017 -three) accounted for 10% to 40%, (three months ended June 30, 2017 - 12% to 35%) and collectively 70% (three months ended June 30, 2017 - 78%) of the total sales of the Company.

18.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$2,962	$706	$2,256	$-
Commitments	$6,418	$-	$-	$6,418

As of June 30, 2018, the Company has two office rental agreements totaling $2,962 for the next five years and commitments of $6,418 related to the GC property. During the three months ended June 30, 2018, the Company incurred rental expenses of $196 (three months ended June 30, 2017 - $158), which were included in office and administrative expenses on the condensed consolidated interim statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2018 and for three months ended June 30, 2018 and 2017
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) at the Luoyang Luolong District People’s Court (the “District Court’) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang Intermediate People’s Court (the “Intermediate Court”) against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP Project. A trial was heard in March 2017 by the Intermediate Court. In July 2018, the Intermediate Court decided to combine Luoyang Mining’s claim and Henan Found’s counter claim as one case but the date for a trial has not yet been set. The carrying value of XHP Project was impaired to $nil in fiscal year 2015.

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2018	March 31, 2018
Cash on hand and at bank	$49,933	$31,281
Bank term deposits and GICs	22,936	17,918
Total cash and cash equivalents	$72,869	$49,199

Changes in non-cash operating working capital:	Three Months Ended June 30,
	2018	2017
Trade and other receivables	$171	$68
Inventories	(2,367)	(399)
Prepaids and deposits	(1,040)	97
Accounts payable and accrued liabilities	4,524	1,486
Deposits received	(3,648)	836
Due from a related party	(7)	56
	$(2,367)	$2,144